

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 19, 2009

Via Facsimile and U.S. Mail

Mr. David Szostak
President
PetroAlgae Inc.
1901 S. Harbor City Blvd., Suite 300
Melbourne, FL   32901

      Re: PetroAlgae Inc.
                Form 10-K for the year ended December 31, 2007
                Filed June 18, 2008
                File No. 0-24836

Dear Mr. Szostak:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           Kevin L. Vaughn
                           Accounting Branch Chief